SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                           Mercantile Bank Corporation
                ------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    587376104
                                 --------------
                                 (CUSIP Number)


                               December 31, 2012
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [   ]     Rule 13d-1(b)
          [ X ]     Rule 13d-1(c)
          [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 587376104                                    Page 2 of 6 Pages


                1.  Name of Reporting Persons

                    Bruce G. Visser


                2.  Check the Appropriate Box if a Member of a Group

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization

                    United States of America


Number of       5.  Sole Voting Power:    0
Shares
Beneficially
Owned by Each   6.  Shared Voting Power:   861,876.150
Reporting
Person With:
                7.  Sole Dispositive Power:      0


                8.  Shared Dispositive Power:    861,876.150


                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 861,876.150


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares


               11.  Percent of Class Represented by Amount in Row (9): 9.98%


               12.  Type of Reporting Person

                         IN

CUSIP No. 587376104                                    Page 3 of 6 Pages

                1.  Name of Reporting Persons

                    Mary V. Visser


                2.  Check the Appropriate Box if a Member of a Group

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization

                    United States of America


Number of       5.  Sole Voting Power:    0
Shares
Beneficially
Owned by Each   6.  Shared Voting Power:   861,876.150
Reporting
Person With:

                7.  Sole Dispositive Power:      0


                8.  Shared Dispositive Power:    861,876.150


                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 861,876.150


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares


               11.  Percent of Class Represented by Amount in Row (9): 9.98%


               12.  Type of Reporting Person

                         IN

CUSIP No. 587376104                                    Page 4 of 6 Pages


Item 1(a).       Name of Issuer:
                    Mercantile Bank Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:
                    310 Leonard St., NW, Grand Rapids, MI 49504

Item 2(a).       Name of Person Filing:
                    Bruce G. and Mary V. Visser

Item 2(b).       Address of Principal Business Office or, if None, Residence:
                    1946 Turner NW, Grand Rapids, MI 49504

Item 2(c).       Citizenship:
                    United States of America

Item 2(d).       Title of Class of Securities:
                    Common Stock

Item 2(e).       CUSIP Number
                    587376104

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)       Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) An investment adviser in accordance with Sec. 240.13d-1 (b)(1)(ii)(E).

CUSIP No. 587376104                                    Page 5 of 6 Pages

          (f) An employee benefit plant or endowment fund in accordance with Sec. 140.13d-1(b)(1)(ii)(F).

          (g) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G).

          (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)       Group, in accordance with Sec. 240.13d-1(b)1(ii)(J).

                X If this statement is filed pursuant to Sec. 240.13d-1(c), Check this box.

Item 4.   Ownership

          (a)   Amount Beneficially Owned:  861,876.150 shares of Common Stock

          (b) Percent of Class: See Line 11 of the cover sheet. This percentage is calculated based on 8,638,591 shares of Common Stock outstanding as of November 8, 2012, as reported by the Issuer in Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.


          (c)   Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote: See Line 5
                    of the cover sheet.

                (ii) Shared power to vote or to direct the vote: See Line 6 of the cover sheet.

                (iii) Sole power to dispose or to direct the disposition of:
                      See Line 7 of the cover sheet.

                (iv) Shared power to dispose or to direct the disposition of:
                     See Line 8 of the cover sheet.

Item 5.   Ownership of Five Percent or Less of a Class

             Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

             Not applicable

CUSIP No. 587376104                                    Page 6 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not applicable


Item 8.   Identification and Classification of Members of the Group

             Not applicable


Item 9.   Notice of Dissolution of Group

             Not applicable


Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 /s/ Bruce G. Visser                  /s/ Mary V. Visser
---------------------------           ---------------------------
    Bruce G. Visser                       Mary V. Visser


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